SETTLEMENT AND RELEASE AGREEMENT

This SETTLEMENT AND RELEASE AGREEMENT, dated January 28th, 2010, ("Agreement") is entered into by and among:

(1) Esquire Trade & Finance Inc., ("ETF"), on its own behalf and as successor-in-interest to the rights of Celest Trust, Reg., in the Action and underlying Collateral; and

(2) Investcor, L.L.C., ("INL"), on the one hand, and

(3) CHDT Corporation, a Florida corporation with its Common Stock, $0.0001 par value, ("Common Stock") quoted on the OTC Bulletin Board (formerly known as "CBQ, Inc."), ("CHDT"); and

(4) Capstone Industries, Inc., a Florida corporation and wholly-owned subsidiary of CHDT, ("CAP"); and'

(5) Black Box Innovations, L.C., a Florida limited liability company and a wholly owned subsidiary of CHDT, ("BBIL"); and

(6) Howard Ullman, a natural person, director of CHDT, and beneficial owner of shares of Common Stock, $0.0001 par value, of CHDT, ("Ullman"), on the other hand.

ETF, INL, CHDT, CAP, BBIL and Ullman may hereinafter also be referred to individually as a "party" and collectively as the "parties." CLR, ETF, INL and their respective affiliates and partners may hereinafter also be referred to collectively as the "Plaintiffs."

RECITAL

WHEREAS, The parties have conducted confidential settlement discussions from time to time concerning Esquire Trading & Finance and Investcor, L.L.C v. CBQ, Inc., U.S. District Court for the Southern District of New York, Case Number 03-CV-965, and all related cases and appeals thereto (collectively, the "Action") and the parties agree that it is in their mutual best interests to amicably settle and resolve this dispute as set forth in this Agreement and avoid the time and expense of further litigation and trial in respect of the Action;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the sufficiency of which is hereby acknowledged, and subject to the terms and conditions of this Agreement, the parties agree as follows:

1. **Recitals:** The preamble, definitions and recitals set forth above are fully incorporated into this Agreement by reference.

2. **Terms of Settlement:** Expressly subject to the signing of this Agreement by each party and the entry of a final order dismissing with prejudice the Action ("Order"), which Order shall incorporate this Agreement, then and only then shall:

   1) The Plaintiffs will deposit $100,000 in the Smith & Associates Trust

Account for the benefit of Dorsey & Whitney LLP as payment on CHDT's obligation to said law firm, to be held in escrow by Smith & Associates for the benefit of Dorsey & Whitney, LLP. Upon the completion of Sections 2(2) and 2(3) Smith & Associates, as escrow agent, will deliver the $100,000 deposited by Plaintiffs to Dorsey & Whitney, LLP . Should the court not approve the court order required by the Transfer Agent and/or Escrow Agent in Section 2(2), and within 90 days after that non-approval CHDT does not deliver a total of 8,000,000 shares of CHDT Common Stock to the Plaintiff in substitute to the requirement of Section 2(2), Smith & Associates will release the $100,000 back to the Plaintiffs with no further liability on the part of Plaintiffs.

2) CHDT will issue a total of 8,000,000 shares of CHDT Common Stock to the Plaintiff upon receiving notice from plaintiff of the names and shares to be issued, which shares shall be "restricted securities" under Rule 144 of the Securities Act of 1933, as amended. The Company will support the release of 3.25 million shares of Company Common Stock, $0.0001 par value per share, ("Common Stock") owned of record by Networkland, Inc., a defunct Virginia corporation, ("NET") to the plaintiffs or their designees and the release of 3.25 million shares of Common Stock owned of record by Technet Computer Services, Inc., a defunct Virginia corporation, ("TECH") to the plaintiffs or their designees and the balance in shares to be issued by Howard Ullman making a total of 8,000,000 common shares. The parties agree and understand that the stock transfer agent for CHDT and/or Barbara Mittman as Escrow Agent may require a court order directing the transfer of the Shares in escrow held by Barbara Mittman to the Plaintiffs or their assignees. The parties will use their good faith efforts to cause the court to issue such an order in a timely manner. Obtaining the court order shall be the responsibility of counsel for CHDT. In the event that a court order is required by either or both of the transfer agent and the Escrow Agent the parties agree that such an order will be obtained before the entry of a final order dismissing with prejudice the Action.

3) Ullman will issue to the plaintiffs a 5 year, 20,000,000 share warrant with a strike price of 0.029 and CHDT shall grant piggy back registration rights effective after June 1st, 2010. Plaintiffs' warrants will be issued to, and upon receipt of a list of, beneficiaries.

3.   **Dismissal of Action; Termination of All Agreements: (a) Dismissal of Action.** Upon the execution of this Agreement by all of the parties, the parties shall: (i) promptly present the Order, which shall be mutually acceptable to the parties' legal counsels, to the trial court for entry; (ii) take no further actions, directly or indirectly, to

prosecute the Action (other than seeking entry of the Order); and (iii) take no action or execute any instrument that would cause or foster any third party to commence any legal proceedings, arbitration, administrative action or investigative action against any other party and concerning any fact, event, claim or cause of action raised or that could have been raised in the Action. Each party shall bear its own costs and fees, and any other documents necessary to dismiss, with prejudice, the Action, entry of the Order and all related legal actions and pleadings.

4. **Release: (a) CHDT Parties.** Upon entry of the Order by the trial court dismissing the Action with prejudice, and in consideration of the terms of settlement as set forth in this Agreement, ETF, INL and CTR, each for itself and for their respective predecessors, successors, subsidiaries, or affiliates, their present and future officers, directors, agents, attorneys, employees and shareholders), do hereby unconditionally and absolutely forever release, discharges, and covenants not to sue Ullman, CHDT, CAP and/or BBIL, and their respective predecessors, successors, subsidiaries, or affiliates, their present and future officers, directors, agents, attorneys, employees, and equity holders (collectively, "Defendants Parties"), from and with respect to any and all liabilities, claims, demands, damages, actions, causes of action, suits, contracts and agreements of any kind whatsoever, whether known or unknown, discoverable or undiscoverable, in law or in equity, arising from or relating to any event, act, or omission that occurred at anytime prior to the date this Agreement is executed. No release or bar to litigate set forth herein shall apply to a breach of this Agreement. Further, Plaintiffs shall not, jointly or severally, assert or claim in any manner, directly or indirectly, any rights or claims whatsoever as shareholders of CHDT prior to the date that the shares of CHDT Common Stock held in the name of Technet Computer, Inc. or Networkland, Inc. (the "N&T Shares") are issued to and registered in the name of ETF and INL, or their respective assignees, including, without limitation, that any public disclosures by CHDT about the Action or any related proceedings, transactions, events or facts were materially false or materially misleading, whether by omission or statement.

(b) Further Release. ETF hereby hold harmless and fully indemnify each of the CHDT Parties from any claims, causes of action, damages, or other liabilities arising from any dispute or controversy between raised by Celeste Trust, Reg.,over the consideration issued by or on behalf of CHDT hereunder and its division or allocation to ETF under this Agreement or otherwise. ETF agrees that CHDT Parties has no liability as a result of or for any such dispute or controversy raised by Celeste Trust, Reg.

(c) Plaintiffs Release. Upon entry of the Order by the trial court dismissing the Action with prejudice, and in consideration of the terms of settlement as set forth in this Agreement, Ullman, CHDT, CAP and/or BBIL, each for itself and for their respective predecessors, successors, subsidiaries, or affiliates, their present and future officers, directors, agents, attorneys, employees, do hereby unconditionally and absolutely forever release, discharges, and covenants not to sue ETF, CRT and/or INL, and their respective predecessors, successors, subsidiaries, or affiliates, their present and future officers, directors, agents, attorneys, employees, and equity holders (collectively, "Plaintiffs

Parties"), from and with respect to any and all liabilities, claims, demands, damages, actions, causes of action, suits, contracts and agreements of any kind whatsoever, whether known or unknown, discoverable or undiscoverable, in law or in equity, arising from or relating to any event, act, or omission that occurred at anytime prior to the date this Agreement is executed . No release or bar to litigate set forth herein shall apply to a breach of this Agreement.

5. **No Admission of Liability:** By entering into this Agreement, none of the parties admits any wrongdoing, fault or liability of any kind whatsoever in respect of the Action, Appeal or any related matter or proceedings.

6. **Confidentiality:** Prior to the entry of the Order by the trial court, the parties agree that the existence, as well as the terms and provisions, of this Agreement are strictly confidential and that the terms of this Agreement shall not be disclosed to third parties except (i) to the extent required by law; or (ii) to secure advice from a legal or tax advisor. After entry of the Order by the trial court, the parties agree, understand and acknowledge that the entry of the Order by the trial court and this Agreement shall be disclosed in whole or in part in a Form 8-K filing and other filings of CHDT with the U.S. Securities and Exchange Commission or "SEC" and state securities agencies.

7. **Entire Agreement:** This Agreement constitutes the entire agreement and understanding between the parties. No other representations, inducements, or agreements between the parties, oral or otherwise, which are not expressly set forth herein shall be of any force or effect. This Agreement may not be modified, changed, terminated, or waived, in whole or in part, orally or in any other manner, except through an agreement in writing duly executed by authorized representatives of the parties.

8. **Binding Effect:** This Agreement, including the release contained herein, shall be binding upon and inure to the benefit of the parties and their respective legal representatives, predecessors, heirs, successors, transferees, assigns, agents, and attorneys. For purposes of this Section 8, "successors" shall mean, with respect to CHDT, any third party that (a) enters into any form of merger or business combination with CHDT and emerges as the surviving entity from such merger or business combination; (b) acquires by any means whatsoever more than thirty percent (30%) of the then current, outstanding voting shares of Common Stock or any series of CHDT preferred stock; or (c) acquires all or substantially all of the operating assets of CHDT and its subsidiaries by purchase, liquidation or in bankruptcy.

9. **Counterparts:** This Agreement may be signed in counterparts all of which, when taken together, shall constitute the entire agreement and any of which shall be deemed to be an original. A facsimile signature shall be deemed as an original for the purpose of this Agreement.

10. **Severability:** If any provision or any part of any provision of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not effect any other provision of this

Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or part thereof had never been contained herein, but only to the extent of its invalidity, illegality, or unenforceability.

11.   **Section Headings:** The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.   **Acknowledgement:** Each party represents and acknowledges that it has been represented by legal counsel in the negotiation and execution of this Agreement, that the terms and conditions of this Agreement are the result of such negotiations and shall not be construed against either party, and that the terms and conditions of this Agreement have been completely read and understood. Each party further agrees that it enters into this Agreement voluntarily with the intention to be legally bound hereby.

13.   **Notices.** All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission, with confirmation of successful transmission, and mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

IF TO CHDT, CAP, OR BBIL:

CHDT CORP.
Attn: Gerry McClinton, COO
350 Jim Moran Blvd., #120
Deerfield Beach, Florida 33442
Telephone: 954.252.3440
Fax: 954.252.3442

To Exercise warrants:

Howard Ullman
5000 Thoroughbred Ln.
Southwest Ranches, Fl. 33330
954-261-6304

IF TO ETF:

Esquire Trade & Finance Inc.
c/o L H Financial Services Corp
150 Central Park South
New York, New York 10019

With a copy by facsimile only to Smith & Associates, Attn: E. David Smith, Esq.
(866) 882-7256

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

HOWARD ULLMAN

By: _____

Eisenberger Investments



By:
Its:

CHDT Corp.



By: Gerry McClinton
Its:

If to INL:

Investcor, LLC
1550 54th Street
Brooklyn, NY 11219

With a copy by facsimile only to Smith & Associates, Attn: E. David Smith, Esq. (866) 882–7256

14. **Governing Law:** This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

15. **Waiver of Enforceability of Agreement:** No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth below.

CHDT CORP. and CAPSTONE INDUSTRIES Inc., a Florida Corp.

By: G. McClinton

Name/Title: G. McClinton. CFO + COO

ATTEST:

By: Jill Mohler
Jill Mohler, Secretary

SEAL

Date: January 28th , 2010

ESQUIRE TRADE & FINANCE INC., a British Virgin Islands Corporation

By: ________________________

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ESQUIRE TRADE & FINANCE, a/an __________________ corporation

By:____________________________________

Name/Title: ____________________________________

ATTEST:

By:________________________________ **SEAL**

Name:__________________**, Secretary**

Date: ________________**, 2010**

INVESTCOR, LLC, ~~a/an~~ __________________ limited liability company

By:____________________________________

Name/Title: STUART EISENBERGER

ATTEST:

By:________________________________ **SEAL**

Name:__________________**, Secretary**

Date: ________________**, 2010**

HOWARD ULLMAN, a Natural Person

Signature:____________________________________

Date: 2-8-10 **, 2010**

4845-9085-3125\1 2/3/2010 3:57 PM

Name/Title: Françols Morax, Director

ATTEST:

By:_____   **SEAL**
    Name:_____, Secretary

Date: January 28th, 2010

INVESTCOR, LLC, a/an _____ limited liability company

By:_____

    Name/Title: _____

ATTEST:

By:_____   **SEAL**
    Name:_____, Secretary

Date: January 28th, 2010

HOWARD ULLMAN, a Natural Person

Signature:

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